Supplement dated July 25, 2014
to Term Sheet dated June 26, 2014,
product supplement EQUITY INDICES ARN-1
dated September 12, 2013,
prospectus supplement and prospectus dated March 22, 2012
(together, the "Note Prospectus")

Filed pursuant to Rule 424(b)(3)
Registration Statement No. 333-180289



HSBC USA Inc.
Accelerated Return Notes®
Linked to the Russell 2000® Index, due June 24, 2016
CUSIP: 40434C535
(the "notes")

This document (the "supplement") supplements the Note Prospectus in connection with any secondary market transactions in the notes by us, Merrill Lynch, Pierce, Fenner & Smith Incorporated and any of our respective affiliates. Capitalized terms used but not defined in this supplement have the meanings set forth in the Note Prospectus.

The Starting Value for the notes was defined in the final Term Sheet dated June 26, 2014 (the "Final Term Sheet"). The Starting Value was defined as the lowest closing level of the Market Measure on any Market Measure Business Day (subject to adjustment as set forth in the Final Term Sheet) during the Starting Value Determination Period. The closing level of the Market Measure on June 26, 2014, the first day of the Starting Value Determination Period, was 1,180.709.

The Starting Value Determination Period expired on July 25, 2014. The lowest closing level of the Market Measure on any Market Measure Business Day during the Starting Value Determination Period was 1,133.602, which was the closing level of the Market Measure on July 17, 2014. This closing level is less than 1,180.709.

Therefore, the Starting Value for the notes is 1,133.602.

Documentation

You should read this supplement, together with the documents listed below, which together contain the terms of the notes and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth in the "Risk Factors" sections beginning on page TS-6 of the Final Term Sheet, on page PS-6 of product supplement EQUITY INDICES ARN-1 and on page S-3 of the prospectus supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

You may access these documents on the Securities and Exchange Commission ("SEC") website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Final Term Sheet dated June 26, 2014:
  http://www.sec.gov/Archives/edgar/data/83246/000114420414040432/v382813_424b2.htm
- Product supplement EQUITY INDICES ARN-1 dated September 12, 2013:
  http://www.sec.gov/Archives/edgar/data/83246/000114420413050436/v354207_424b5.htm
- Prospectus supplement dated March 22, 2012:
  http://www.sec.gov/Archives/edgar/data/83246/000104746912003151/a2208335z424b2.htm
- Prospectus dated March 22, 2012:
  http://www.sec.gov/Archives/edgar/data/83246/000104746912003148/a2208395z424b2.htm

Our Central Index Key, or CIK, on the SEC website is 83246. Unless otherwise indicated or unless the context requires otherwise, all references in this supplement to "we," "us," "our," or similar references are to HSBC USA Inc.